EXHIBIT 99.1
                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8747
14 January 2002

Sir,

     SUB: UNAUDITED  FINANCIAL  RESULTS  (PROVISIONAL)  FOR THE QUARTER ENDED 31
          DECEMBER 2001.

     Please be informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 30 January, 2002 to consider and take on record the Quarterly Unaudited Financial Results (Provisional) for the quarter ended 31 December 2001.

Thanking you.

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2) The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001 Fax No. (44)524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Calcutta - 700 001, Fax No. (33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002, Fax No. (11) 329 21 81.

5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051, Fax Nos.: (22) 6598237/38.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg., Lower Parel, Mumbai - 400 013, Fax Nos.:
     497 29 93.

7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021, Fax No. 204 49 42.

8) Head Office: M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, Fax 837 5646.

9) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No: +1 2126565071.

10)  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023 Fax: 267 3199.

11)  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.